Exhibit (a)(10)

To Our Valued Stockholders:

On October 23, 2022, we announced that we had entered into a definitive agreement pursuant to which a newly established portfolio company of Syncona Limited (LON: SYNC), a leading healthcare company focused on founding, building and funding global leaders in life science, will acquire AGTC, through a tender offer, for approximately $23.5 million ($0.34 per share) in cash at the closing of the transaction plus potential future aggregate cash payments of up to $50.0 million (up to $0.73 per share) pursuant to contingent value rights (CVRs).

The board of directors of AGTC unanimously recommends that the shareholders of AGTC tender their shares of AGTC common stock in the tender offer.

The board of directors believes the transaction represents an attractive upfront cash offer to shareholders at a premium of approximately 42% to the current share price, with the potential to receive future upside based on the clinical success of XLRP and other pipeline assets through CVRs. Our board and leadership team evaluated all alternative options to progress AGTC-501.

Given the state of equity and other funding markets, we see significant challenges in funding ongoing operations beyond 2022. Following an extensive process that included broad market outreach, we believe that this transaction clearly will deliver the best value to our shareholders and that our only available alternative is to file for bankruptcy.

Accordingly, and for the other reasons described in more detail in the enclosed copy of AGTC’s Solicitation/Recommendation Statement on Schedule 14D-9, the Board recommends that AGTC’s stockholders tender all of their shares of common stock pursuant to the tender offer.

Accompanying this letter is (i) a copy of AGTC’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) the offer to purchase, dated October 26, 2022, which sets forth the terms and conditions of the tender offer and (iii) a letter of transmittal containing instructions as to how to tender your shares of AGTC common stock into the tender offer. We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at 5:00 p.m. Eastern Time on Monday, November 28, 2022, unless extended.

On behalf of everyone at AGTC, I thank you for your support of our efforts to date to improve the lives of patients living with inherited retinal diseases.

Sincerely,

/s/ Sue Washer

Sue Washer

President and Chief Executive Officer, Applied Genetic Technologies Corporation

October 26, 2022